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                                                                    Exhibit 99.1


FOR IMMEDIATE RELEASE
April 23, 2003

                  CENTERSTATE BANKS OF FLORIDA, INC. ANNOUNCES
                           FIRST QUARTER 2003 EARNINGS

      WINTER HAVEN, FL. - April 23, 2003 -- CenterState Banks of Florida, Inc. (NASDAQ SYMBOL: CSFL) reported after tax earnings for the quarter ended March 31, 2003 of $527,000 or $0.15 per share versus $577,000 or $0.20 per share for the corresponding quarter in 2002.

      Ernest S. Pinner, President and CEO, stated that the decrease in total earnings is directly related to the compression in "spread" between the two periods, which was a result of the relatively historical low interest rate environment. (Spread is defined as the yield on interest earning assets less the cost of deposits and other interest bearing liabilities.) Mr. Pinner went on to state, that in addition to the spread compression, the decrease in earnings per share between the two periods is primarily the result of the issuance of 536,310 shares at December 31, 2002 related to the CenterState Bank acquisition. CenterState Bank is a new bank that has not yet produced positive quarterly earnings. The bank had a minimal loss (approximately $11 thousand) during the March 31, 2003 quarter, and management expects it to be marginally profitable next quarter. All per share data is presented on a diluted basis.

      Mr. Pinner further reported that the Company's loan portfolio grew by $22.2 million (6.7%) during the quarter ended March 31, 2003. During this same period, deposits grew by $29.2 million (6.6%) and total assets grew by $31.1 million (6.3%). Mr. Pinner stated that the Company has been able to consistently produce double-digit annual loan growth rates, while at the same time maintaining solid credit quality. Mr. Pinner believes this was accomplished by making good loans to good customers, whom we know.

      CenterState Banks of Florida, Inc. is a $526 million multi bank holding company which operates through four wholly owned subsidiary banks with twenty-one full service locations in eight counties throughout Central Florida. The Company's four subsidiary banks include First National Bank of Osceola County, Community National Bank of Pasco County, First National Bank of Polk County, and CenterState Bank of Florida.

      The Company's stock is listed on the NASDAQ national market under the symbol CSFL. Request for information regarding the purchase or sale of the common stock can be addressed to Advest, Inc., Allen C. Ewing & Co., or Ryan Beck & Co. For additional information contact James J. Antal, CFO, at 863-419-0833.

      "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Some of the statements in this report constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. These statements related to future events, other future financial performance or business strategies, and may be identified by terminology such as "may," "will," "should," "expects," "scheduled," "plans," "intends", "anticipates," "believes," "estimates," "potential," or "continue" or the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should specifically consider the factors described throughout this report. We cannot be assured that future results, levels of activity, performance or goals will be achieved.